SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                     FIRST ENTERPRISE FINANCIAL GROUP, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                    319987103
                                 (CUSIP Number)

                                 ORIN S. KRAMER
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                              Fort Lee, New Jersey
                                      07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 24, 1997
              (Date of Event which Requires Filing this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].









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




SCHEDULE 13D

CUSIP No. 319987103

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                                    7.      SOLE VOTING POWER

                                            None

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                231,200
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    None
   WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            231,200

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            231,200

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            4.25%

          14.     TYPE OF REPORTING PERSON*
                  PN

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




SCHEDULE 13D

CUSIP No. 319987103

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                                    7.      SOLE VOTING POWER

                                            None

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                231,200
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    None
   WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            231,200

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            231,200

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                        [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            4.25%

          14.     TYPE OF REPORTING PERSON*
                  IN

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




SCHEDULE 13D

CUSIP No. 319987103

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                                    7.      SOLE VOTING POWER

                                            None

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                231,200
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    None
   WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            231,200

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            231,200

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            4.25%

          14.     TYPE OF REPORTING PERSON*
                  IN

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




     This statement  amends and  supplements  the  information  set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on January 27, 1997, as amended by Amendment No. 1 filed with the Commission on May 12, 1997 and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

ITEM 3.  SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

The first sentence of Item 3 is revised and amended in its entirety as set forth below: The Partnerships and Managed Accounts expended an aggregate of approximately $2,450,156 (including brokerage commissions, if any) to purchase the 231,200 shares of Common Stock held by them.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is revised and amended in its entirety as set forth below:

                   (a)-(b) On the date of this Statement:

                         (i) Mr.  Kramer has  beneficial  ownership for purposes
of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 231,200 shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 4.25% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Mr. Spellman and KS.

                         (ii) Mr. Spellman has Beneficial Ownership of 231,200 shares of Common Stock by virtue of his position as one of the

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




two general partners of KS. Such shares represent 4.25% of the issued and outstanding Common Stock. Mr. Spellman shares voting power and dispositive power over the Common Stock with Mr. Kramer and KS.

                         (iii) KS has Beneficial Ownership of 231,200 shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common Stock. Such shares represent 4.25% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

     The percentages used herein are calculated based upon the 5,444,474 shares of Common Stock stated to be issued and outstanding as of July 31, 1997, as reflected in the Company's Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 1997.

                  (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for all transactions  by the  Reporting  Persons  for the past 60 days are set  forth in
Schedule I hereto. All such transactions were over-the-counter transactions.

                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the respective shareholders, partners or owners as relevant, of the Partnerships and the Managed Accounts have the right to

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


participate in the receipt of dividends from or proceeds of the sale of, the shares of Common Stock held for their respective accounts.

                  (e) As of October 24, 1997, the Reporting Persons ceased to be the Beneficial Owners of more than 5% of the outstanding
Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Joint Filing Agreement among KS, Mr. Kramer and Mr. Spellman dated January 27, 1997 (filed as Exhibit 99 to the Schedule 13D and incorporated herein by reference.)


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





SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 1997


                                                    KRAMER SPELLMAN L.P.



                                                    By: /s/ Orin S. Kramer
                                                      Name: Orin S. Kramer
                                                      Title: a General Partner



                                                    By: /s/ Jay Spellman
                                                      Name: Jay Spellman
                                                      Title: a General Partner



                                                         /s/ Orin S. Kramer
                                                             Orin S. Kramer



                                                         /s/ Jay Spellman
                                                             Jay Spellman



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
                                                                                               Schedule I


Date                               Shares Sold                                       Price Per Share

10/24/97                              10,000                                          $2.562
10/27/97                              20,000                                           2.562
10/28/97                              15,000                                           2.562

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